VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	647,079
Investments in marketable securities (cost $7,341,501)		7,062,293
Distribution income receivable		67,220
Commissions receivable		4,826
Due from affiliates		629,100
Prepaid expenses and other current assets		756,193
Furniture and equipment, less accumulated depreciation of $143,863		254,190
Income tax receivable		4,385
Deferred tax asset, net		56,640
Total assets	$	9,481,926

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,627,120
Due to affiliate		706,871
Total liabilities		2,333,991
Stockholder's equity:		
Common stock, par value $1 per share; authorized and issued 10,000 shares		10,000
Additional paid-in capital		86,421,348
Accumulated deficit		(79,283,413)
Total stockholder's equity		7,147,935
Total liabilities and stockholder's equity	$	9,481,926

See accompanying notes to Statement of Financial Condition.